Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SHAREHOLDER NAMED IN 2 ABOVE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 27.5p EACH		17 NOVEMBER 2006		22 NOVEMBER 2006

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	NOT DISCLOSED		UNDER 3%

14.	Any additional information	15.	Name of contact and telephone number for queries

LUKE THOMAS 020 7111 7000

16.	Name of authorised company official responsible for making this notification

LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 23 NOVEMBER 2006